UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

GANNETT MEDIA CORP.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

4.750% Convertible Senior Notes Due 2024
(Title of Class of Securities)

36473H AB0
(CUSIP Number of Class of Securities)

Cameron MacDougall
Secretary
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107
Telephone: (703) 854-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Andrew J. Pitts
Damien R. Zoubek
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$203,268,090.28	$26,384.20

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 4.50% Convertible Senior Notes Due 2024 (the “Notes”), as described herein, is calculated as the sum of (a) $201,250,000, representing 100% of the principal amount of the Notes outstanding as of November 27, 2019, plus (b) $2,018,090.28, representing accrued but unpaid interest on the Notes up to, but excluding, December 31, 2019, the repurchase date.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

As required by the Indenture, dated as of April 9, 2018, between Gannett Media Corp. (formerly known as Gannett Co., Inc.), a Delaware corporation (the “Issuer”), and U.S. Bank National Association, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture, dated as of November 19, 2019 (such Indenture, as so amended and supplemented, the “Indenture”), among the Issuer, Gannett Co., Inc. (formerly known as New Media Investment Group Inc.), a Delaware corporation (“Parent”), and the Trustee, relating to the Issuer’s 4.750% Convertible Senior Notes due 2024 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by the Issuer with respect to the right of each holder (each, a “Holder”) of the Notes to require the Issuer to repurchase, at the Holder’s option, all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, plus accrued and unpaid interest thereon to, but excluding December 31, 2019, pursuant to the terms and conditions of the Fundamental Change Company Notice and Offer to Repurchase for Cash (as it may be amended and supplemented from time to time, the “Notice”) dated November 29, 2019, attached hereto as Exhibit (a)(1), the Indenture and the Notes.

This Schedule TO is intended to satisfy the requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Notice is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Notice.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section of the Notice entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION
(a)	Name and Address: The name of the Issuer is Gannett Media Corp. (formerly known as Gannett Co., Inc.), a Delaware corporation. Its principal executive offices are located at 7950 Jones Branch Drive, McLean, Virginia 22107, and its telephone number is (703) 854-6000. On November 19, 2019, pursuant to the Agreement and Plan of Merger dated as of August 5, 2019, by and among Parent, the Issuer, Gannett Holdings LLC (formerly known as Arctic Holdings LLC), a Delaware limited liability company and a wholly owned subsidiary of Parent, and Arctic Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Gannett Holdings LLC, the Issuer became an indirect wholly owned subsidiary of Parent.
(b)	Securities: The information set forth in the section of the Notice entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 2—Information Concerning the Notes” is incorporated herein by reference.
(c)	Trading Market and Price: The information set forth in the section of the Notice entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 2.4—Market for the Notes and the Shares of Parent Common Stock” is incorporated herein by reference.
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON
(a)	Name and Address: The Issuer is the filing person. Its principal executive offices are located at 7950 Jones Branch Drive, McLean, Virginia 22107, and its telephone number is (703) 854-6000. The information set forth in Annex A to the Notice is incorporated herein by reference.
ITEM 4.	TERMS OF THE TRANSACTION
(a)	Material Terms: The information set forth in the sections of the Notice entitled “Summary Term Sheet,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 2—Information Concerning the Notes,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 3—Procedures to Be Followed by Holders Electing to Surrender Notes for Repurchase,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 4—Right of Withdrawal,” “Important Information Concerning the

Repurchase Right and Make-Whole Conversion Right—Section 5—Payment for Surrendered Notes; Source and Amount of Funds,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 6—Notes Acquired or Converted,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 7—Plans or Proposals of the Issuer,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 8—Interests of Directors, Executive Officers and Affiliates of the Issuer in the Notes,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 9—Agreements Involving the Issuer’s Notes,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 10—Purchases of Notes by the Issuer and Its Affiliates” and “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 11—Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b)	Purchases: The information set forth in the sections of the Notice entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 8—Interests of Directors, Executive Officers and Affiliates of the Issuer in the Notes” is incorporated herein by reference.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(e)	Agreements Involving the Subject Company’s Securities: Except as noted in the information set forth in the sections of the Notice entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 1—Information Concerning the Issuer,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 9—Agreements Involving the Issuer’s Notes” and “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 10—Purchases of Notes by the Issuer and Its Affiliates,” which is incorporated herein by reference, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Issuer (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(a)	Purposes: The information set forth in the sections of the Notice entitled “Summary Term Sheet,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 1—Information Concerning the Issuer” and “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 2.1—The Issuer’s Obligation to Repurchase the Notes” is incorporated herein by reference.
(b)	Use of the Securities Acquired: The information in the section of the Notice entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 6—Notes Acquired or Converted” is incorporated herein by reference.
(c)	Plans: The information in the sections of the Notice entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 7—Plans or Proposals of the Issuer” and “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 12—Additional Information” is incorporated herein by reference.
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a)	Source of Funds: The information set forth in the section of the Notice entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 5—Payment for Surrendered Notes; Source and Amount of Funds” is incorporated herein by reference.
(b)	Conditions: There are no financing conditions in connection with the Issuer’s obligation to pay the Fundamental Change Repurchase Price for the surrendered Notes.
(d)	Borrowed Funds: The information set forth in the section of the Notice entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 5—Payment for Surrendered Notes; Source and Amount of Funds” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a)	Securities Ownership: The information set forth in the section of the Notice entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 8—Interests of Directors, Executive Officers and Affiliates of the Issuer in the Notes” and Annex A to the Notice is incorporated herein by reference.
(b)	Securities Transactions: The information set forth in the section of the Notice entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 8—Interests of Directors, Executive Officers and Affiliates of the Issuer in the Notes” and Annex A to the Notice is incorporated herein by reference.
ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Solicitations or Recommendations: The information set forth in the section of the Notice entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 13—No Solicitations” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS
(a)	Financial Information: The Issuer does not believe it is required to include financial information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Repurchase Right is not subject to any financing condition and the Fundamental Change Repurchase Right applies to all outstanding Notes.
(b)	Pro Forma Information: Not applicable.
ITEM 11.	ADDITIONAL INFORMATION
(a)	Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in the sections of the Notice entitled “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 1—Information Concerning the Issuer,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 8—Interests of Directors, Executive Officers and Affiliates of the Issuer in the Notes,” “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 9—Agreements Involving the Issuer’s Notes” and “Important Information Concerning the Repurchase Right and Make-Whole Conversion Right—Section 12—Additional Information” is incorporated herein by reference.
(c)	Other Material Information: The information set forth in the Notice is incorporated herein by reference.

ITEM 12. EXHIBITS

Exhibit No.	Description
(a)(1)	Fundamental Change Company Notice and Offer to Repurchase for Cash, dated November 29, 2019.
(a)(5)	Press Release, dated November 29, 2019.
(b)	Not applicable.
(d)(1)*
Indenture, dated as of April 9, 2018, between Gannett Media Corp. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 9, 2018).

(d)(2)*
First Supplemental Indenture, dated as of November 19, 2019, between Gannett Media Corp. Gannett Co., Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 20, 2019).

(g)	Not applicable.
(h)	Not applicable.
*	Incorporated by reference as indicated.
ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

GANNETT MEDIA CORP.

Dated: November 29, 2019	By:	/s/ Michael Reed
	Name:	Michael Reed
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Fundamental Change Company Notice and Offer to Repurchase for Cash, dated November 29, 2019.
(a)(5)	Press Release, dated November 29, 2019.
(b)	Not applicable.
(d)(1)*
Indenture, dated as of April 9, 2018, between Gannett Media Corp. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 9, 2018).

(d)(2)*
First Supplemental Indenture, dated as of November 19, 2019, between Gannett Media Corp., Gannett Co., Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 20, 2019).

(g)	Not applicable.
(h)	Not applicable.
*	Incorporated by reference as indicated.